Filed by TALX Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: TALX Corporation
Commission File No.: 000-21465
The following was sent to all TALX Managers and posted on TALXnet, TALX’s intranet, on March 19, 2007.
FREQUENTLY ASKED QUESTIONS – BENEFITS, HR, & PAYROLL
1.	Q. Will part-time employees still be eligible for benefits?
A.	TALX benefits will remain unchanged, with the exception of the ESPP, until December 31, 2007. We will then begin transitioning to some of the Equifax benefit plans. Because Equifax has few part time employees, they do not offer a comprehensive benefit package to part time workers. We will be working with Equifax to determine the appropriate benefits package for part-time employees.
2.	Q. If so, what is the minimum number of hours that will be required to receive medical benefits?
A.	TALX currently requires 30 hours per week in order to be eligible to participate in medical plans. Equifax requires 40 hours per week for this benefit. Again, we will be working with Equifax to determine the appropriate benefits package for part-time employees.
3.	Q. Are alternative work schedules offered at Equifax? (As currently allowed within certain departments)
A.	Equifax currently utilizes a traditional work schedule, but is interested in partnering with TALX to learn more about our programs such as flextime, alternative work schedules, and telecommuting.
4.	Q. What medical insurance company does Equifax utilize?
A.	Equifax’s medical insurance provider is Aetna, with both PPO and HMO offerings.
5.	Q. When will we switch to that provider?

A.	This is scheduled to occur January 1, 2008, unless TALX and Equifax agree to an earlier move. The benefit levels and costs for the Equifax plans are comparable to the current TALX plans.
6.	Q. How do Equifax’s other benefits compare to what TALX currently offers?
A.	Equifax offers medical, dental, vision, life insurance, STD & LTD, and flexible spending accounts. All of these programs have similar levels of coverage and employee costs. Equifax holds Open Enrollment late in the calendar year for a January 1 effective date. As with TALX, benefit plan carriers and coverage levels can and often do change at that time, so it would be premature to share their current plan information now.
7.	Q. Will our PTO-Vacation policy remain the same?
A.	TALX will continue using our PTO policy through December 31, 2009.
8.	Q. If there are changes to our PTO policy, when will those changes occur?
A.	This is scheduled to occur January 1, 2010, unless TALX and Equifax agree to an earlier move.
9.	Q. What are the Equifax company holidays?
A.	New Year’s Day, Martin Luther King, Jr. Day, Memorial Day, July 4th, Labor Day, two days at Thanksgiving, two days at Christmas, and two floating holidays (11 total). We are scheduled to move to the Equifax holiday schedule on January 1, 2008.
10.	Q. When will we switch to the Equifax 401K plan?
A.	We will switch to the Equifax 401k plan on January 1, 2008.
11.	Q. What is their 401k match and how is it paid?
A.	Equifax has a discretionary match, but traditionally matches 50% of the first 6% of salary you defer, and this contribution is made into the Equifax Stock Fund following the completion of each calendar year. You must be employed on December 31 to receive the match for the year. The match is 100% vested once it is made.
12.	Q. How will the switch to the Equifax 401k plan affect the disposition of outstanding 401k loans?
A.	In the unlikely event of plan termination, under the terms of the TALX 401(k) plan, all loans outstanding at termination would become due and payable.

Loans not fully paid would be deemed to be in default and be reported as taxable income.
13.	Q. Will our years of service with TALX and its acquired companies be grandfathered for 401k vesting, PTO accrual, seniority, etc.?
A.	Your current seniority date will carry over to Equifax for most purposes after you become covered by an Equifax compensation and benefit plan.
14.	Q. What is Equifax’s pay schedule?
A.	Equifax pays all employees on a biweekly schedule.
15.	Q. When will we switch to Equifax’s pay schedule?
A.	This has not yet been determined, but we are keeping the TALX payroll processing system through December 31, 2009 so we anticipate no immediate changes.
16.	Q. How will performance reviews be impacted?
A.	Equifax typically utilizes a common review date, and all performance reviews are completed between early January and late February, with merit increases effective in March. It has not been determined if TALX will move to this cycle.
17.	Q. How will our compensation plans be impacted?
A.	The TALX incentive comp plans will continue through December 31, 2008, and may then be replaced with a comparable plan. For the period from April 1, 2007 through December 31, 2008, the TALX incentive comp plans are subject to changes as necessary to reflect any shorter performance period, the effect of the merger on performance measures, and ordinary changes from year to year.
18.	Q. Does Equifax offer discounts for employees on their products?
A.	Equifax offers Equifax Credit WatchTM Gold free to employees.
19.	Q. Does Equifax offer tuition reimbursement assistance?
A.	Equifax offers tuition assistance, but their program differs somewhat from the TALX program. The TALX program will remain in place through December 31, 2009.

20.	Q. Will there be any changes in the dress code?
A.	The TALX dress code will continue through December 31, 2009. Equifax does have a business casual dress code currently in place, but no jeans on Fridays.
21.	Q. Does Equifax have an internal job posting system?
A.	Yes, Equifax has a job posting system, similar to that utilized by TALX.
22.	Q. Will TALX policies in general switch to Equifax policies?
A.	As shown above, there are several TALX policies or procedures that will remain in place for a set time period following the close date. Beyond this, specific policies still need to be discussed between TALX and Equifax to determine best practices going forward and the timeframes to implement these changes, if any.
23.	Q. Will TALX employees be required to undergo a credit check as a part of the transition to Equifax?
A.	Our current employees will not be required to undergo a credit check as part of the transition to Equifax. However, Equifax has an on-going random background check policy, similar to the policy at TALX for random background checks, except the Equifax random checks include credit checks. Any random background checks conducted by TALX after the closing date will include a credit check.
Additional Information and Where to Find It
     In connection with the proposed transaction, a registration statement of Equifax has been filed with the SEC. Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of TALX. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov). Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com). Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com. Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
     Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006. Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.